EXHIBIT 4.29
Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934
T-Mobile US, Inc., a Delaware corporation (the “Company,” “we” or “our”), currently has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, the Company’s common stock, par value $0.00001 per share (the “Common Stock”). The following summary includes a brief description of the Common Stock as well as certain related information.
The following summary does not purport to be complete and is subject to, and qualified in its entirety by, the full text of our Fourth Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), our Sixth Amended and Restated Bylaws (the “Bylaws”) and our Stockholder’s Agreement, dated as of April 30, 2013 (the “Stockholder’s Agreement”), by and between the Company and Deutsche Telekom AG (“Deutsche Telekom”). For additional information please refer to the Certificate of Incorporation, Bylaws and Stockholder’s Agreement, each of which are exhibits to our Annual Report on Form 10- K, and applicable provisions of the General Corporation Law of the State of Delaware.
General
Pursuant to the Certificate of Incorporation, the total number of shares of capital stock that the Company is authorized to issue is one billion one hundred million (1,100,000,000). The total number of shares of Common Stock that the Company is authorized to issue is one billion (1,000,000,000), with a par value of $0.00001 per share, and the total number of shares of preferred stock that the Company is authorized to issue is one hundred million (100,000,000), with a par value of $0.00001 per share (the “Preferred Stock”). The rights and privileges of holders of Common Stock are subject to any series of Preferred Stock that we may issue in the future.
Common Stock
Voting Rights
Holders of our Common Stock have the right to vote on every matter submitted to a vote of our stockholders other than any matter on which only the holders of Preferred Stock are entitled to vote separately as a class. There are no cumulative voting rights. Accordingly, holders of a majority of shares entitled to vote in an election of directors are able to elect all of the directors standing for election.
Classification of the Board of Directors
All of the directors of the Company shall be of one class and shall be elected annually. Each director shall hold office until the next annual meeting of stockholders and shall serve until his successor shall have been duly elected and qualified or until his earlier death, resignation, retirement, disqualification or removal.
Dividend, Liquidation and Other Rights
Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock will share equally on a per share basis any dividends when, as and if declared by our board of directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of our Common Stock will be entitled to a ratable share of any distribution to stockholders, after satisfaction of all of our liabilities and of the prior rights of any outstanding class of
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Preferred Stock. Our Common Stock carries no preemptive or other subscription rights to purchase shares of our Common Stock and is not convertible, assessable or entitled to the benefits of any sinking fund.
Redemption Provisions
Pursuant to our Certificate of Incorporation, if a holder of our Common Stock acquires additional shares of our Common Stock or otherwise is attributed with ownership of such shares that would cause us to violate the Federal Communications Commission (“FCC”) rules, we may, at the option of the board of directors, redeem from the holder or holders causing the violation of the FCC’s rules shares of our Common Stock sufficient to eliminate the violation.
The redemption price will be a price mutually determined by us and our stockholders, but if no agreement can be reached, the redemption price will be either:
•75% of the fair market value of our Common Stock being redeemed, if the holder caused the FCC violation; or
•100% of the fair market value of our Common Stock being redeemed, if the FCC violation was not caused by the holder;
        The foregoing redemption rights do not apply to any shares of our Common Stock or Preferred Stock beneficially owned by Deutsche Telekom or any of its subsidiaries. If any waivers or approvals are required from the FCC in order for Deutsche Telekom or any of its subsidiaries to acquire or hold any shares of our Common Stock or Preferred Stock, Deutsche Telekom and any of its subsidiaries are required by the Certificate of Incorporation to cooperate to secure such waivers or approvals and abide by any conditions related to such waivers or approvals.
Certain Other Provisions of Our Certificate of Incorporation and Bylaws
The following provisions of our Certificate of Incorporation and Bylaws could be deemed to have an anti-takeover effect and could delay, defer or prevent a takeover attempt that a stockholder might consider to be in the stockholders’ best interests.
•Advance notice of director nominations and matters to be acted upon at meetings. Our Bylaws contain advance notice requirements for nominations for directors to our board of directors and for proposing matters that can be acted upon by stockholders at stockholder meetings.
•Amendment to Bylaws. Our Certificate of Incorporation provides that our Bylaws may be amended upon the affirmative vote of the holders of shares having a majority of our voting power. Our Certificate of Incorporation also provides that our board of directors is authorized to make, alter or repeal our Bylaws without further stockholder approval.
•Special meeting of stockholders. Our Certificate of Incorporation provides that a special meeting of our stockholders (i) may be called by the chairman of the board or our chief executive officer and (ii) must be called by our secretary at the request of (a) a majority of our board of directors or (b) as long as Deutsche Telekom beneficially owns 25% or more of the outstanding shares of our Common Stock, the holders of not less than 33- 1⁄3% of the voting power of all of the outstanding voting stock of our Company entitled to vote generally for the election of directors.

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•Board representation. Our Certificate of Incorporation (as well as the Stockholder’s Agreement described below) provides that Deutsche Telekom generally has the right to designate a number of Deutsche Telekom designees to our board of directors and any committees thereof equal to the percentage of our Common Stock beneficially owned by Deutsche Telekom multiplied by the number of directors on our board of directors (or the number of members of any committee thereof), in each case, rounded to the nearest whole number. These rights will remain in effect as long as Deutsche Telekom beneficially owns 10% or more of the outstanding shares of our Common Stock. Our Certificate of Incorporation provides that all of the directors of our board of directors are of one class and are elected annually.
•Special approval rights. Our Certificate of Incorporation provides Deutsche Telekom with the same approval rights as are set forth in the Stockholder’s Agreement with respect to our ability to take certain actions (including, without limitation, changing the size of our board of directors or dispositions in excess of $1,000,000,000, or hiring or terminating without cause our chief executive officer) as long as Deutsche Telekom beneficially owns 30% or more of the outstanding shares of our Common Stock.
•Authorized but unissued shares. The authorized but unissued shares of our Common Stock and Preferred Stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, such as for additional public offerings, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and Preferred Stock could render more difficult or discourage an attempt to obtain control of our Company by means of a proxy contest, tender offer, merger or otherwise.
•Cumulative voting. Our Certificate of Incorporation does not permit cumulative voting in the election of directors. Instead, any election of directors will be decided by a plurality of the votes cast (in person or by proxy) by holders of our Common Stock.
Stockholder’s Agreement
Pursuant to the Stockholder’s Agreement, Deutsche Telekom has the right to designate a number of individuals to be nominees for election to our board of directors equal to the percentage of our Common Stock beneficially owned by Deutsche Telekom multiplied by the number of directors on our board of directors rounded to the nearest whole number. In addition, we have agreed to include as members of each committee of our board of directors the number of Deutsche Telekom director designees equal to the percentage of Common Stock beneficially owned by Deutsche Telekom multiplied by the number of members of such committee, except to the extent that such membership would violate applicable law or stock exchange rules; provided that no committee may consist solely of directors designated by Deutsche Telekom. These rights will remain in effect as long as Deutsche Telekom beneficially owns 10% or more of the outstanding shares of our Common Stock. We and Deutsche Telekom have also each agreed to use our reasonable best efforts to cause at least three members of the board of directors to be considered “independent” under the rules of the SEC and under applicable listing standards.
In addition, pursuant to the Stockholder’s Agreement, as long as Deutsche Telekom beneficially owns 30% or more of the outstanding shares of our Common Stock, we will not take certain actions without Deutsche Telekom’s prior written consent, including (a) incurring indebtedness above certain

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levels based on a specified debt to cash flow ratio, (b) taking any action that would cause a default under any instrument evidencing indebtedness of Deutsche Telekom or its affiliates, (c) acquiring or disposing of assets or entering into mergers or similar acquisitions in excess of $1,000,000,000, (d) changing the size of our board of directors, (e) issuing equity of 10% or more of the then outstanding number of shares of our Common Stock or to redeem debt held by Deutsche Telekom, (f) except as required by our Certificate of Incorporation or Bylaws, repurchasing or redeeming equity securities or making any extraordinary or in-kind dividend other than on a pro rata basis or (g) making certain changes involving our chief executive officer. In addition, we have agreed that, without the prior written consent of Deutsche Telekom, we will not amend our Certificate of Incorporation and Bylaws in any manner that could adversely affect Deutsche Telekom’s rights under the Stockholder’s Agreement as long Deutsche Telekom beneficially owns 5% or more of the outstanding shares of our Common Stock.
During the term of the Stockholder’s Agreement, Deutsche Telekom is not permitted to, and is required to cause the Deutsche Telekom designees then serving as directors on our board of directors not to, support, enter into or vote in favor of any transaction between, or involving both (a) the Company and (b) Deutsche Telekom or an affiliate of Deutsche Telekom, unless such transaction is approved by a majority of the directors on the Company’s board of directors, which majority includes a majority of the disinterested directors. Such approval requirement has been waived with respect to any transaction that does not exceed $120,000 or that is unanimously approved by the audit committee of our board of directors.
Pursuant to the Stockholder’s Agreement, Deutsche Telekom and its affiliates are prohibited from acquiring more than 80.1% of the outstanding shares of our Common Stock unless it makes an offer to acquire all of the then remaining outstanding shares of Common Stock at the same price and on the same terms and conditions as the proposed acquisition from all other stockholders of the Company, which is approved or accepted by disinterested directors or stockholders. Deutsche Telekom is also prohibited from transferring any shares of Common Stock in any other transaction that would result in the transferee owning more than 30% of the outstanding shares of Common Stock unless such transferee offers to acquire all of the then outstanding shares of Common Stock at the same price and on the same terms and conditions as the proposed transfer. The Stockholder’s Agreement also restricts Deutsche Telekom’s ability to compete with us in the United States, Puerto Rico and the territories and protectorates of the United States during the period beginning on April 30, 2013 and ending on the date that is two years after the date on which Deutsche Telekom beneficially owns less than 10% of the outstanding shares of our Common Stock.
Subject to specified limitations, Deutsche Telekom has the right to request that we file, from time to time, a registration statement or prospectus supplement to a registration statement for the resale of shares of our Common Stock and debt securities beneficially owned by Deutsche Telekom. In addition, Deutsche Telekom has piggyback registration rights with respect to any offering that we initiate. Any transferee of Deutsche Telekom who acquires at least 5% of either the registrable equity securities or the registrable debt securities pursuant to a transaction that is not registered under the Securities Act will be entitled to enjoy the same registration rights as Deutsche Telekom as long as the registrable securities held by such transferee may not be sold or disposed of pursuant to Rule 144 under the Securities Act without volume limitations.

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